SEC FILE NUMBER
001-13735

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Midwest Banc Holdings, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable
P.O. Box 1547

Address of Principal Executive Office (Street and Number)
Melrose Park, Illinois 60161

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Midwest Banc Holdings, Inc. (the “Company”), has determined that it is unable to timely file its Quarterly Report on Form 10-Q for the quarter ending June 30, 2010 (the “Form 10-Q”) and the Company expects that it will not be able to file the Form 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission. On May 14, 2010, the Company’s wholly-owned subsidiary, Midwest Bank and Trust Company, an Illinois chartered bank (the “Bank”), was closed by the Illinois Department of Financial and Professional Regulation, Division of Banking, and the Federal Deposit Insurance Corporation (the “FDIC”) was appointed as receiver of the Bank. On the same date, the FDIC facilitated the acquisition of most of the assets and liabilities of the Bank by First MeritBank, N.A.. The Bank records necessary for completion of the Form 10-Q are now under control of either the FDIC or First MeritBank, N.A.

The Company is a non-operating holding company, whose principal asset and source of income was its investment in the Bank. The closure of the Bank has had a significant adverse affect on the Company’s liquidity, capital resources and financial condition and, as a result, there is substantial doubt about the Company’s ability to continue as a going concern.

Since the closure of the Bank, the Company has been working diligently with its financial and professional advisers to consider its future options. However, the events described herein have prevented the Company from finalizing its financial statements on time to file the Form 10-Q within the prescribed time period without unreasonable effort and expense.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Roberto R. Herencia	708	865-1053
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, the results for the quarter ending period of June 30, 2010 will exclude the results of operations of the Bank due to being placed into receivership. The Bank was a significant component of the Company’s operations. The Company is also considering its options for the basis of presentation.

Midwest Banc Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 11, 2010	By	/s/ Roberto R. Herencia

President (Duly authorized officer of the
registrant and principal executive officer)

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